EXHIBIT 99.1                   FISCAL 2002 THIRD QUARTER RESULTS WITH COMMENTARY






                               UTi WORLDWIDE INC.



                                   FISCAL 2002
                              THIRD QUARTER RESULTS
                                      WITH
                                   COMMENTARY


                                DECEMBER 17, 2001


                     --------------------------------------

UTi is pleased to present herein its results for the three and nine months ended October 31, 2001 along with management's commentary on those results and financial position ("Commentary"). Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Many important factors may cause the Company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the Company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, disruptions caused by conflicts, wars and terrorism, shortages in available cargo and container space and capacity constraints and changes by carriers in scheduling, frequency of services, cost increases and other factors not in the Company's control, and the other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               UTi WORLDWIDE INC.
                              FINANCIAL INFORMATION

                    UNAUDITED CONSOLIDATED INCOME STATEMENTS
          FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2001 AND 2000 Prepared in Accordance with Accounting Principles Generally Accepted in the
          United States (US$000's, except share and per share amounts)


                                                     Three months ended                    Nine months ended
                                                         October 31,                          October 31,
                                              -------------------------------       -------------------------------
                                                  2001               2000               2001                2000
                                              ------------       ------------       ------------       ------------
Gross revenue ..........................      $    235,605       $    240,766       $    669,994       $    642,751
Freight consolidation costs ............           155,968            157,981            437,208            418,833
                                              ------------       ------------       ------------       ------------
Net revenue ............................            79,637             82,785            232,786            223,918
Staff costs ............................            39,571             42,320            118,864            115,404
Depreciation ...........................             2,338              2,461              6,993              6,716
Amortization of goodwill ...............             1,507              1,323              4,165              3,200
Other operating expenses ...............            26,745             28,682             79,499             79,473
                                              ------------       ------------       ------------       ------------
Operating income .......................             9,476              7,999             23,265             19,125
Interest expense, net ..................              (297)              (856)              (949)            (2,516)
(Losses)/gains on foreign exchange .....              (369)               237               (460)               870
                                              ------------       ------------       ------------       ------------
Pretax income ..........................             8,810              7,380             21,856             17,479
Income tax expense .....................            (2,524)            (2,252)            (5,676)            (4,831)
                                              ------------       ------------       ------------       ------------
Income before minority interests .......             6,286              5,128             16,180             12,648
Minority interests .....................              (355)              (305)              (820)              (705)
                                              ------------       ------------       ------------       ------------
Net income .............................      $      5,931       $      4,823       $     15,360       $     11,943
                                              ============       ============       ============       ============

Basic earnings per ordinary share ......      $       0.24       $       0.25       $       0.62       $       0.68
Diluted earnings per ordinary share ....      $       0.23       $       0.24       $       0.60       $       0.61

Number of weighted average shares
  used for per share calculations:
    Basic shares .......................        24,962,176         19,188,004         24,951,762         17,561,163
    Diluted shares .....................        25,292,731         19,693,224         25,442,559         19,615,792

                           CONSOLIDATED BALANCE SHEETS
             AS OF OCTOBER 31, 2001 (UNAUDITED) AND JANUARY 31, 2001
   Prepared in Accordance with Accounting Principles Generally Accepted in the
                 United States (US$000's, except share amounts)


                                                                    October 31,     January 31,
                                                                      2001             2001
                                                                    ---------       ---------
                                                                   (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents ..................................      $  83,397       $  98,372
  Trade receivables (net of allowance for doubtful
    receivables of $9,228 and $11,156 as of
    October 31, 2001 and January 31, 2001, respectively) .....        192,198         212,860
  Other current assets .......................................         20,627          23,551
                                                                    ---------       ---------
Total current assets .........................................        296,222         334,783
Property, plant and equipment, net ...........................         30,177          34,952
Goodwill, net ................................................         70,161          68,043
Investments ..................................................            181             209
Deferred income tax assets ...................................          1,671           1,469
Other non-current assets .....................................          3,995           4,297
                                                                    ---------       ---------

Total assets .................................................      $ 402,407       $ 443,753
                                                                    =========       =========

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
  Bank lines of credit .......................................      $   8,618       $  32,609
  Current portion of capital lease obligations ...............          1,961           2,307
  Short-term borrowings ......................................         10,160          11,570
  Trade payables and other accrued liabilities ...............        169,712         188,902
  Income taxes payable .......................................          4,307           3,747
  Deferred income tax liabilities ............................            453             213
                                                                    ---------       ---------
Total current liabilities ....................................        195,211         239,348
Long-term liabilities:
  Long-term borrowings .......................................          2,866           3,159
  Capital lease obligations ..................................          6,916           8,672
  Deferred income tax liabilities ............................          2,141           2,377
  Pension obligations ........................................            672             682
                                                                    ---------       ---------
Total long-term liabilities ..................................         12,595          14,890
Minority interests ...........................................          2,486           2,027
Commitments and contingencies
Shareholders' equity:
  Common stock (ordinary shares of no par value:
     25,702,401 and 25,685,950 shares issued and
     outstanding as of October 31, 2001 and January 31,
     2001, respectively) .....................................        206,974         206,626
  Retained earnings ..........................................         32,812          19,376
  Accumulated other comprehensive loss .......................        (47,671)        (38,514)
                                                                    ---------       ---------
Total shareholders' equity ...................................        192,115         187,488
                                                                    ---------       ---------

Total liabilities and shareholders' equity ...................      $ 402,407       $ 443,753
                                                                    =========       =========

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTHS ENDED OCTOBER 31, 2001 AND 2000
   Prepared in Accordance with Accounting Principles Generally Accepted in the
                            United States (US$000's)


                                                                       Nine months ended
                                                                          October 31,
                                                                    -----------------------
                                                                      2001           2000
                                                                    --------       --------
                                                                          (Unaudited)
Operating activities:
  Net income .................................................      $ 15,360       $ 11,943
  Adjustments to reconcile net income to net cash provided
      by operating activities:
    Stock compensation costs .................................           143          3,731
    Depreciation .............................................         6,993          6,716
    Amortization of goodwill .................................         4,165          3,200
    Deferred income taxes ....................................           280            449
    Gain on disposal of property, plant and equipment ........          (195)          (166)
    Gain on disposal of other investments ....................            --           (312)
    Other ....................................................           765            510
    Changes in operating assets and liabilities:
      Decrease/(increase) in trade receivables and other
        current assets .......................................        11,347        (68,361)
      (Decrease)/increase in trade payables and other
        accrued liabilities ..................................        (9,234)        61,697
                                                                    --------       --------
Net cash provided by operating activities ....................        29,624         19,407
Investing activities:
  Purchases of property, plant and equipment .................        (5,335)       (10,358)
  Proceeds from disposal of property, plant and equipment ....           726            486
  Acquisition of subsidiaries ................................        (7,067)       (23,016)
  Other ......................................................            63            638
                                                                    --------       --------
Net cash used in investing activities ........................       (11,613)       (32,250)
Financing activities:
  (Decrease)/increase in bank lines of credit ................       (23,991)        25,825
  (Decrease)/increase in short-term borrowings ...............        (1,055)         3,246
  Long-term borrowings -- advanced ...........................           135            358
  Long-term borrowings -- repaid .............................          (225)          (183)
  Capital lease obligations -- repaid ........................          (856)        (1,558)
  Decrease in minority interests .............................          (472)          (206)
  Dividends paid .............................................        (1,924)        (3,118)
  Proceeds from issuance of ordinary shares ..................           203             --
                                                                    --------       --------
Net cash (used in)/provided by financing activities ..........       (28,185)        24,364
                                                                    --------       --------
Net (decrease)/increase in cash and cash equivalents .........       (10,174)        11,521
Cash and cash equivalents at beginning of period .............        98,372         20,760
Effect of foreign exchange rate changes ......................        (4,801)        (2,951)
                                                                    --------       --------
Cash and cash equivalents at end of period ...................      $ 83,397       $ 29,330
                                                                    ========       ========

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2001 AND 2000 (UNAUDITED)

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries ("UTi" or the "Company"). These financial statements have been prepared in United States dollars in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The consolidated financial statements reflect all adjustments consisting of normal, recurring accruals that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three and nine months ended October 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2002 or any other future periods.

The balance sheet at January 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended January 31, 2001 on Form 20-F on file with the Securities and Exchange Commission.

In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before October 1, 2001, that were accounted for by the purchase method. SFAS 142 prohibits the amortization of all goodwill and intangible assets acquired after June 30, 2001, and, upon adoption, it requires companies to cease amortizing goodwill that existed at June 30, 2001. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS 142 will result in the Company's discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS 142 beginning in the first quarter of fiscal 2003, which could have an adverse effect on the Company's future results of operations if an impairment occurs. Consequently, the Company is currently evaluating the impact that the provisions of SFAS 141 and SFAS 142 will have on its results of operations and financial position.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), and in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact that the provisions of SFAS 143 and SFAS 144 will have on its results of operations and financial position.

NOTE 2. EARNINGS PER SHARE

                                                                    Three months ended                 Nine months ended
                                                                        October 31,                       October 31,
                                                               ----------------------------      ----------------------------
                                                                  2001              2000             2001             2000
                                                               -----------      -----------      -----------      -----------
                                                                          (US$000's, except share and per share data)
Basic earnings per ordinary share:
  Income attributable to ordinary shareholders ..........      $     5,931      $     4,823      $    15,360      $    11,943
  Weighted average number of ordinary shares ............       24,962,176       19,188,004       24,951,762       17,561,163
  Basic earnings per ordinary share .....................      $      0.24      $      0.25      $      0.62      $      0.68

Diluted earnings per ordinary share:
  Income attributable to ordinary shareholders ..........      $     5,931      $     4,823      $    15,360      $    11,943
  Weighted average number of ordinary shares ............       24,962,176       19,188,004       24,951,762       17,561,163
  Incremental shares related to stock options ...........          330,555          505,220          490,797          458,535
  Weighted average number of preference shares ..........               --               --               --        1,596,094
                                                               -----------      -----------      -----------      -----------
Weighted average number of ordinary shares (diluted) ....       25,292,731       19,693,224       25,442,559       19,615,792
Diluted earnings per ordinary share .....................      $      0.23      $      0.24      $      0.60      $      0.61

NOTE 3. OTHER COMPREHENSIVE INCOME/(LOSS)

                                                          Three months ended            Nine months ended
                                                             October 31,                   October 31,
                                                       -----------------------       -----------------------
                                                         2001           2000           2001           2000
                                                       --------       --------       --------       --------
Net income ......................................      $  5,931       $  4,823       $ 15,360       $ 11,943
Other comprehensive loss:
    Foreign exchange translation adjustments ....        (5,525)        (6,965)        (9,157)       (10,548)
                                                       --------       --------       --------       --------
Comprehensive income/(loss) .....................      $    406       $ (2,142)      $  6,203       $  1,395
                                                       ========       ========       ========       ========

NOTE 4. SEGMENT INFORMATION

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segment reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi's operations by segment is summarized below in US$000's.

                                               Three months ended October 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
                                             Europe       Americas     Asia Pacific      Africa        Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external
     customers ......................      $  68,743      $  65,066      $  67,451      $  34,345      $      --      $ 235,605
                                           =========      =========      =========      =========      =========      =========
Net revenue .........................      $  15,995      $  24,629      $  16,339      $  22,674      $      --      $  79,637
Staff costs .........................          8,832         14,820          6,649          8,241          1,029         39,571
Depreciation ........................            641            644            428            552             73          2,338
Amortization of goodwill ............            148            924            364             71             --          1,507
Other operating expenses ............          4,572          8,043          4,697          9,480            (47)        26,745
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income ....................      $   1,802      $     198      $   4,201      $   4,330      $  (1,055)         9,476
                                           =========      =========      =========      =========      =========
Interest expense, net ...............                                                                                      (297)
Losses on foreign exchange ..........                                                                                      (369)
                                                                                                                      ---------
Pretax income .......................                                                                                     8,810
Income tax expense ..................                                                                                    (2,524)
                                                                                                                      ---------
Income before minority interests ....                                                                                 $   6,286
                                                                                                                      =========

                                               Three months ended October 31, 2000
-------------------------------------------------------------------------------------------------------------------------------
                                             Europe       Americas     Asia Pacific      Africa        Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external
     customers ......................      $  71,496      $  81,587      $  52,828      $  34,855      $      --      $ 240,766
                                           =========      =========      =========      =========      =========      =========
Net revenue .........................      $  16,126      $  28,082      $  13,142      $  25,435      $      --      $  82,785
Staff costs .........................          8,060         16,281          5,278         12,352            349         42,320
Depreciation ........................            720            609            323            792             17          2,461
Amortization of goodwill ............            162            872            202             87             --          1,323
Other operating expenses ............          5,151          9,448          3,609         10,983           (509)        28,682
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income ....................      $   2,033      $     872      $   3,730      $   1,221      $     143          7,999
                                           =========      =========      =========      =========      =========
Interest expense, net ...............                                                                                      (856)
Gains on foreign exchange ...........                                                                                       237
                                                                                                                      ---------
Pretax income .......................                                                                                     7,380
Income tax expense ..................                                                                                    (2,252)
                                                                                                                      ---------
Income before minority interests ....                                                                                 $   5,128
                                                                                                                      =========

                                               Nine months ended October 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
                                             Europe       Americas     Asia Pacific      Africa        Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external
     customers ......................      $ 195,338      $ 199,807      $ 178,026      $  96,823      $      --      $ 669,994
                                           =========      =========      =========      =========      =========      =========
Net revenue .........................      $  46,188      $  72,607      $  45,149      $  68,842      $      --      $ 232,786
Staff costs .........................         25,995         43,912         19,520         26,276          3,161        118,864
Depreciation ........................          1,795          1,902          1,213          1,835            248          6,993
Amortization of goodwill ............            482          2,485            971            227             --          4,165
Other operating expenses ............         12,449         22,589         13,607         30,873            (19)        79,499
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income ....................      $   5,467      $   1,719      $   9,838      $   9,631      $  (3,390)        23,265
                                           =========      =========      =========      =========      =========
Interest expense, net ...............                                                                                      (949)
Losses on foreign exchange ..........                                                                                      (460)
                                                                                                                      ---------
Pretax income .......................                                                                                    21,856
Income tax expense ..................                                                                                    (5,676)
                                                                                                                      ---------
Income before minority interests ....                                                                                 $  16,180
                                                                                                                      =========

                                               Nine months ended October 31, 2000
-------------------------------------------------------------------------------------------------------------------------------
                                             Europe       Americas     Asia Pacific      Africa        Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external
     customers ......................      $ 209,156      $ 213,724      $ 121,986      $  97,885      $      --      $ 642,751
                                           =========      =========      =========      =========      =========      =========
Net revenue .........................      $  46,357      $  73,751      $  30,500      $  73,310      $      --      $ 223,918
Staff costs .........................         24,315         44,037         13,359         32,760            933        115,404
Depreciation ........................          1,805          1,603            734          2,382            192          6,716
Amortization of goodwill ............            462          2,065            424            249             --          3,200
Other operating expenses ............         14,566         23,450          9,136         32,298             23         79,473
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income ....................      $   5,209      $   2,596      $   6,847      $   5,621      $  (1,148)        19,125
                                           =========      =========      =========      =========      =========
Interest expense, net ...............                                                                                    (2,516)
Gains on foreign exchange ...........                                                                                       870
                                                                                                                      ---------
Pretax income .......................                                                                                    17,479
Income tax expense ..................                                                                                    (4,831)
                                                                                                                      ---------
Income before minority interests ....                                                                                 $  12,648
                                                                                                                      =========

As of October 31, 2001, there was no significant change in net assets by segment since January 31, 2001.

The following table shows the gross revenue and net revenue attributable to the Company's principal services (in US$000's).

                                         Three months ended          Nine months ended
                                             October 31,                 October 31,
                                       ----------------------      ----------------------
                                         2001          2000          2001          2000
                                       --------      --------      --------      --------
Gross revenue:
  Airfreight forwarding .........      $129,941      $135,465      $368,394      $354,279
  Ocean freight forwarding ......        66,578        67,730       192,718       186,235
  Customs brokerage .............        14,395        16,670        42,894        46,193
  Other .........................        24,691        20,901        65,988        56,044
                                       --------      --------      --------      --------
                                       $235,605      $240,766      $669,994      $642,751
                                       ========      ========      ========      ========
Net revenue:
  Airfreight forwarding .........      $ 36,955      $ 39,415      $110,404      $106,747
  Ocean freight forwarding ......        15,415        14,908        43,386        38,991
  Customs brokerage .............        14,015        15,698        41,562        43,516
  Other .........................        13,252        12,764        37,434        34,664
                                       --------      --------      --------      --------
                                       $ 79,637      $ 82,785      $232,786      $223,918
                                       ========      ========      ========      ========

NOTE 5. PRO FORMA INFORMATION

In fiscal 2001, the Company acquired eight companies. The table below shows the pro forma results for the three and nine months ended October 31, 2000 of the Company's acquisitions as if they had occurred at the beginning of fiscal year 2001 (in US$000's, except share and per share amounts).

                                                         Gross           Net        Earnings
                                                        revenue        income       per share*
                                                        --------      --------      --------
For the three months ended October 31, 2000:
     As reported .................................      $240,766      $  4,823      $   0.24
     Acquisitions ................................         7,354           152          0.01
                                                        --------      --------      --------
       Total .....................................      $248,120      $  4,975      $   0.25
                                                        ========      ========      ========

For the nine months ended October 31, 2000:
     As reported .................................      $642,751      $ 11,943      $   0.61
     Acquisitions ................................        63,174         1,148          0.06
                                                        --------      --------      --------
       Total .....................................      $705,925      $ 13,091      $   0.67
                                                        ========      ========      ========

----------

* Earnings per share calculated using 19,693,224 and 19,615,792 diluted ordinary shares for the three and nine months ended October 31, 2000, respectively.

NOTE 6. ORDINARY AND PREFERENCE SHARES

The number of shares authorized under each of the Company's classes of ordinary and preference shares as of October 31, 2001 and January 31, 2001 were as follows:

                                                          October 31,      January 31,
                                                             2001             2001
                                                         -----------      -----------
Common stock - ordinary shares of no par value ....      500,000,000      500,000,000
Class A preference shares of no par value .........       50,000,000       50,000,000
Class B preference shares of no par value .........       50,000,000       50,000,000

NOTE 7. SUPPLEMENTAL CASH FLOW INFORMATION

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information (in US$000's).

                                          Nine months ended
                                              October 31,
                                         ------------------
                                          2001        2000
                                         ------      ------
Non-cash activities:
  Additions to capital leases .....      $  241      $1,385
Cash paid:
  Interest, net ...................       1,039       3,354
  Income taxes ....................       4,764       4,188

In the nine months ended October 31, 2000, the Company acquired certain assets and liabilities of KCB International Limited, Southern Overseas Express Lines Inc., Colcarga LTDA, BTG Logistics AB, S Stern Customs Brokers Inc., International Freight Services Group Holdings Limited and the Continental group of companies. In conjunction with these acquisitions, liabilities were assumed as follows:

Fair value of assets acquired .....      $ 7,636
Cash paid .........................       (7,359)
                                         -------
Liabilities assumed ...............      $   277
                                         =======

                 COMMENTARY ON FISCAL 2002 THIRD QUARTER RESULTS

OVERVIEW

The following commentary ("Commentary") explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries ("UTi" or the "Company") for the three and nine months ended October 31, 2001 as compared to the three and nine months ended October 31, 2000. Our financial statements, which are included with this Commentary, are prepared in United States dollars and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the fiscal year ended January 31, 2001, which are included in the Company's annual report for the fiscal year ended January 31, 2001 on Form 20-F, on file with the Securities and Exchange Commission.

DISCUSSION OF RESULTS

The following table shows the Company's results of operations as a percentage of net revenues.

                                             Three months ended       Nine months ended
                                                 October 31,             October 31,
                                              ----------------        ----------------
                                              2001        2000        2001        2000
                                              ----        ----        ----        ----
Net revenue:
  Airfreight forwarding ................        46%         48%         47%         48%
  Ocean freight forwarding .............        19          18          19          17
  Customs brokerage ....................        18          19          18          19
  Other ................................        17          15          16          16
                                              ----        ----        ----        ----
Total net revenue ......................       100         100         100         100
Operating expenses:
  Staff costs ..........................        50          51          51          52
  Depreciation .........................         3           3           3           3
  Amortization of goodwill .............         2           1           2           1
  Other operating expenses .............        33          35          34          35
                                              ----        ----        ----        ----
Operating income .......................        12          10          10           9
Interest expense, net ..................         *          (1)          *          (1)
(Losses)/gains on foreign exchange .....         *           *           *           *
                                              ----        ----        ----        ----
Pretax income ..........................        11           9           9           8
Income tax expense .....................        (3)         (3)         (2)         (2)
Minority interests .....................         *           *           *           *
                                              ----        ----        ----        ----
Net income .............................         7%          6%          7%          5%
                                              ====        ====        ====        ====

EBITDA (1) .............................        17%         14%         15%         13%
                                              ====        ====        ====        ====

----------

* Less than one percent.

(1) Although earnings before interest, taxes, depreciation and amortization, foreign exchange transaction gains and losses and minority interests ("EBITDA") is a non-U.S. GAAP measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. Similar to our net income and cash flows, funds depicted by EBITDA are subject to the same restrictions for use such as limitations contained in some of our bank credit facilities and restrictions on the payment of dividends. Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity.

THREE MONTHS ENDED OCTOBER 31, 2001 COMPARED TO THREE MONTHS ENDED OCTOBER 31, 2000

Net revenue was $79.6 million for the three months ended October 31, 2001 ("third quarter of fiscal 2002") compared to $82.8 million for the three months ended October 31, 2000 ("third quarter of fiscal 2001"), a decline of $3.2 million, or 4%. This decline in net revenues for the third quarter of fiscal 2002 was primarily due to a change in the geographic mix of our revenues and to the negative impact of certain foreign currency exchange rates for the quarter versus the comparable period in the prior year. We estimate that, using currency exchange rates in effect for the third quarter of fiscal 2001, our net revenues for the third quarter of fiscal 2002 would have been $86.0 million, reflecting a growth rate of 4% on a constant currency basis. Additionally, we believe that the impact of the continued general economic slowdown during the three months ended October 31, 2001 and the impact of the terrorist attacks in the U.S. on September 11, 2001 have dampened year-on-year volume growth during the third quarter of fiscal 2002 as compared to earlier in this year.

Airfreight forwarding net revenue was $37.0 million for the third quarter of fiscal 2002, down by $2.4 million, or 6%, from $39.4 million for the prior year third quarter primarily as a result of the shift in business among our geographical regions. Overall airfreight volume increased slightly from the third quarter of fiscal 2001 to the third quarter of fiscal 2002 due to Asia Pacific's volume increase of almost 30% over the prior year which offset the volume decreases in the Europe and Americas regions, where the greatest impact from the overall economic slowdown and the events of September 11th were evident. This mix change negatively impacted our airfreight forwarding net revenues since the yield of net revenue to gross revenue in Asia Pacific is historically lower than the airfreight yields in our other regions. We continue to focus on the Asia Pacific region as a growth area, and note that while the yields are lower in that region compared to other regions, airfreight forwarding yields for the region have improved to 20% for the third quarter of fiscal 2002 from 19% in the comparable prior year period.

Ocean freight forwarding net revenue increased $0.5 million, or 3%, to $15.4 million for the quarter ended October 31, 2001 compared to $14.9 million for the comparable prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas contributed significantly to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue was $14.0 million for the third quarter of fiscal 2002, a decrease of $1.7 million, or 11%, from $15.7 million for the third quarter of fiscal 2001. Customs brokerage net revenue decreased primarily as a result of a general decrease in the number of customs transactions during the quarter ended October 31, 2001 compared to the same prior year period. The volume of customs transactions was negatively affected by the decrease in airfreight volumes in the Americas region during the quarter, particularly into and out of the U.S. during September 2001.

Other net revenue, which includes revenue from our other specialized services such as value-added warehousing and customized distribution services, increased $0.5 million, or 4%, to $13.3 million for the third quarter of fiscal 2002 compared to $12.8 million for the third quarter of fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs decreased $2.7 million, or 7%, to $39.6 million for the third quarter of fiscal 2002 from $42.3 million for the same prior year period. This decrease resulted primarily from a non-cash charge of $2.3 million recorded in the third quarter of fiscal 2001, which was not repeated in the third quarter of fiscal 2002. The charge was for a final distribution from a stock award compensation plan. The balance of the decrease was due to our continuing efforts to control costs.

Depreciation expense of $2.3 million for the third quarter of fiscal 2002 was fairly constant with the comparable period in the prior year as it decreased by only $0.1 million. Depreciation expense remained constant at 3% of net revenue in the quarter ended October 31, 2001 as compared to the comparable prior year period.

Amortization of goodwill increased by $0.2 million, or 14%, to $1.5 million in the third quarter of fiscal 2002 as a result of acquisition-related earn-out payments being made during the period from November 1, 2000 to October 31, 2001, and the related goodwill being amortized. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in the third quarter of fiscal 2002 versus 1% in the same prior year period.

Other operating expenses decreased by $2.0 million, or 7%, to $26.7 million in the quarter ended October 31, 2001 compared to $28.7 million for the same prior year period. Included in other operating expenses for the third quarter of fiscal 2002 are facilities and communications costs of $9.5 million, up 7% over $9.0 million of such costs for the comparable prior year period due to general cost increases. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the third quarter of fiscal 2002, selling, general and administrative costs of $17.2 million were down $2.5 million compared to $19.7 million for the same prior year period. This decrease is a direct result of our ongoing efforts to reduce operating costs to improve our operating margin. As a result, when expressed as a percentage of net revenue, other operating expenses decreased to 33% for the third quarter of fiscal 2002 versus 35% in the comparable prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $0.6 million to $0.3 million in the quarter ended October 31, 2001 from $0.9 million for the comparable prior year period. The decrease was primarily due to an increase in interest income over the prior year as a result of having unused IPO cash proceeds on deposit and a reduction in interest expense due to reduced borrowings in certain countries with higher interest rates.

The effective income tax rate decreased to 28.6% in the third quarter of fiscal 2002 compared to 30.5% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates.

Net income increased 23% to $5.9 million in the third quarter of fiscal 2002 as compared to the same prior year period for the reasons listed above.

NINE MONTHS ENDED OCTOBER 31, 2001 COMPARED TO NINE MONTHS ENDED OCTOBER 31,
2000

Net revenue increased $8.9 million, or 4% to $232.8 million for the nine months ended October 31, 2001 compared to $223.9 million for the nine months ended October 31, 2000. Overall, net revenue has been negatively impacted by foreign currency exchange rates for the first nine months of fiscal 2002 versus the comparable period in the prior year and has benefited from acquisitions made in the latter part of fiscal 2001. We estimate that, using currency exchange rates in effect for the first nine months of fiscal 2001, our net revenues for the first nine months of fiscal 2002 would have been $253 million, reflecting a growth rate of 13% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for approximately half of the 13% growth for the nine months ended October 31, 2001 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue increased $3.7 million, or 3%, to $110.4 million for the nine months ended October 31, 2001 compared to $106.7 million for the comparable period in the prior year as a result of volume increases, predominantly from the Asia Pacific region. Airfreight forwarding net revenue from the Asia Pacific region for the first nine months of fiscal 2002 more than doubled over the comparable prior year period, largely due to organic growth plus the contribution of the acquisition of the Continental group of companies ("Continental").

Ocean freight forwarding net revenue increased $4.4 million, or 11%, to $43.4 million for the nine months ended October 31, 2001 compared to $39.0 million for the same prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas significantly contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue decreased $1.9 million, or 4%, from $43.5 million for the first nine months of fiscal 2001 to $41.6 million for the first nine months of fiscal 2002. Customs brokerage net revenue decreased primarily as a result of a general decrease in the number of customs transactions during the first nine months of fiscal 2002 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $2.7 million, or 8%, to $37.4 million for the nine months ended October 31, 2001 compared to $34.7 million for the first nine months of fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs increased $3.5 million, or 3%, to $118.9 million for the first nine months of fiscal 2002 from $115.4 million for the same prior year period, but declined slightly as a percentage of net revenue from 52% to 51%. The prior year included a non-recurring, non-cash charge of $2.3 million, discussed previously. Without this charge, staff costs would have increased $5.8 million over the prior year. The increase in spending was due primarily to our overall increase in business activity with the addition of personnel in connection with acquisitions made during the latter part of fiscal 2001 and a general increase in business activity.

Depreciation expense increased by $0.3 million, or 4%, for the first nine months of fiscal 2002 over the same prior year period to $7.0 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the first nine months of fiscal 2002 versus the comparable period of the prior year.

Amortization of goodwill increased by $1.0 million, or 30%, to $4.2 million in the first nine months of fiscal 2002 as a result of the acquisitions we made in the latter part of fiscal 2001, as well as acquisition-related earn-out payments made during the first nine months of fiscal 2002, and the related goodwill being amortized. Amortization expressed as a percentage of net revenue increased to 2% of net revenue in the first nine months of fiscal 2002 as compared to 1% in the same prior year period.

Other operating expenses remained constant at $79.5 million in the first nine months of fiscal 2002, compared to the amount for the same prior year period. Included in other operating expenses for the first nine months of fiscal 2002 are facilities and communications costs of $28.0 million compared to $25.7 million of such costs for the same prior year period. Facilities and communications costs increased primarily as a result of the addition of new locations and a general increase in business activity during the nine months ended October 31, 2001 compared to the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the nine months ended October 31, 2001, selling, general and administrative costs were $51.5 million compared to $53.8 million for the same prior year period. This decrease is a direct result of our ongoing efforts to reduce operating costs to improve our operating margin. As a result, when expressed as a percentage of net revenue, other operating expenses decreased to 34% for the nine months ended October 31, 2001 versus 35% in the same prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $1.6 million to $0.9 million in the nine months ended October 31, 2001 from

$2.5 million for the same prior year period. The decrease was primarily due to an increase in interest income over the prior year as a result of having unused IPO cash proceeds on deposit and a reduction in interest expense due to reduced borrowings in certain countries with higher interest rates.

The effective income tax rate decreased to 26% in the first nine months of fiscal 2002 compared to 28% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates.

Net income increased 29% to $15.4 million in the nine months ended October 31, 2001 as compared to $11.9 million in the same prior year period for the reasons listed above.

LIQUIDITY AND CAPITAL RESOURCES

In the nine months ended October 31, 2001, we generated approximately $29.6 million in net cash from operating activities. Cash generated from operating activities resulted primarily from net income of $15.4 million plus depreciation and amortization of goodwill totaling $11.2 million and a decrease in trade receivables and other current assets of $11.3 million partially offset by a decrease in trade payables and other accrued liabilities of $9.2 million.

During the nine months ended October 31, 2001, we used approximately $7.1 million of cash for acquisitions, primarily for earn-out payments made in the first nine months of fiscal 2002 related to acquisitions made in prior years, and $5.3 million for capital expenditures. Our financing activities during the nine months ended October 31, 2001 consumed $28.2 million of cash, primarily due to a decrease of $24.0 million in our bank lines of credit at October 31, 2001 and secondarily due to dividends paid of $1.9 million. These activities, combined with the effect of foreign exchange rate changes, resulted in a net decrease in our cash and cash equivalents from $98.4 million at January 31, 2001 to $83.4 million at October 31, 2001.

At October 31, 2001, we had capital lease obligations with a present value of approximately $8.9 million. These leases are generally repayable over a period of two to ten years and $2.0 million must be repaid in the 12-month period ending October 31, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At October 31, 2001 these facilities provided for lines of credit ranging from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $20.5 million and a total borrowing capacity of approximately $57.2 million at October 31, 2001. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $8.6 million at October 31, 2001. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and primarily ranged from 4.0% to 16.75% at October 31, 2001. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. At October 31, 2001, we had approximately $48.6 million of available, unused borrowing capacity under our bank credit facilities.

The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-47616) for our initial U.S. public offering of 5,405,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on November 2, 2000. The aggregate offering price for the 5,405,000 ordinary shares sold pursuant to the offering was approximately $81.1 million.

We received net proceeds of $71.8 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters, (after underwriting discounts of $5.7 million and transaction expenses of $3.6 million). None of the transaction expenses included payments to directors, officers, general partners of the company, persons owning 10% or more of the company's equity securities or affiliates of the company.

We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. Additionally, through October 31, 2001, we have used approximately $19.6 million of the net proceeds to repay existing debt under various credit facilities. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic acquisitions of businesses and investments in information technology and other general corporate expenses.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

OTHER INFORMATION

Earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses and minority interests ("EBITDA") increased $1.5 million, or 13%, to $13.3 million for the third quarter of fiscal 2002, compared to $11.8 million for the third quarter of fiscal 2001. For the nine months ended October 31, 2001, EBITDA increased $5.4 million, or 19%, to $34.4 million from $29.0 million in the comparable period of the prior year. The increase for the nine months ended October 31, 2001 versus the comparable period of fiscal 2001 is primarily attributable to our increased net revenue while our expenses did not increase at the same rate. Additionally, in the prior year, the $2.3 million non-recurring non-cash charge for stock compensation costs negatively impacted the EBITDA in both the third quarter of fiscal 2001 and the first nine months of fiscal 2001, creating a favorable variance in the comparable periods of fiscal 2002. Funds represented by EBITDA are subject to restrictions, similar to those applicable to our net income and cash flows, such as limitations contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before October 1, 2001, that were accounted for by the purchase method. SFAS 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS 142 will result in the Company's discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS 142 beginning in the first quarter of fiscal 2003, which could have an adverse effect on the Company's future results of operations if an impairment occurs. Consequently, the Company is currently evaluating the impact that the provisions of SFAS 141 and SFAS 142 will have on its results of operations and financial position.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), and in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact that the provisions of SFAS 143 and SFAS 144 will have on its results of operations and financial position.

QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of October 31, 2001, there had been no material changes in our exposure to market risks since January 31, 2001 as described in our annual report on Form 20-F on file with the SEC.

RISK FACTORS

The following risk factors should be read in conjunction with the risk factors contained in our Form 20-F for the fiscal year ended January 31, 2001 and our Form F-1, both on file with the SEC.

WE DO BUSINESS ALL OVER THE WORLD AND WE EXPECT THAT OUR RESULTS OF OPERATIONS MAY BE IMPACTED BY THE CURRENT GLOBAL ECONOMIC SLOWDOWN.

Our business is subject to general economic conditions, including adverse economic conditions in specific regions or countries that we serve. We are also subject to economic conditions specific to our industry. Our revenue and net income for the quarter ended October 31, 2001 were impacted as the current global economic slowdown resulted in industry-wide lower airfreight shipment volumes during the quarter. As of the date of this Commentary, we believe that the weak economic conditions in the United States and around the world are continuing and these conditions are impacting our results of operations. Based on the current tough economic environment and the tragic events of September 11, 2001, we anticipate a challenging operating environment for the fourth quarter of fiscal 2002.

OUR BUSINESS IS DEPENDENT ON COMMERCIAL AIRFREIGHT CARRIERS, OCEAN FREIGHT CARRIERS AND OTHER TRANSPORTATION COMPANIES AND CHANGES IN AVAILABLE CARGO CAPACITY AND OTHER CHANGES BY SUCH CARRIERS CAN NEGATIVELY IMPACT OUR BUSINESS.

We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery for our clients could be adversely impacted by shortages in available cargo space, changes by carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes, and labor, and other factors not within our control. Reductions in airfreight capacity could potentially negatively impact our yields. We experienced an interruption in service due to the tragic events of September 11, 2001 and further material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. Our business is subject to applicable government regulations and the tragic events of September 11, 2001 have created uncertainty regarding the regulatory environment in which we operate. We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations adopted in response to terrorist activities and potential activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges.

FOREIGN CURRENCY FLUCTUATIONS WHICH MAY RESULT IN LOSSES AND A DECREASE IN OUR PROFITABILITY IN THE FUTURE.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency, rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our reported U.S. dollar earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent months. For the quarter ended October 31, 2001, adverse currency fluctuations, particularly in Africa, impacted our reported U.S. dollar results. On a constant currency basis using the exchange rates in effect for the first nine months of fiscal 2001, our net revenue for the first nine months of fiscal 2002 would have been $253 million. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

OUR BUSINESS IS SUBJECT TO SEASONAL TRENDS.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. We did not experience in the third quarter of fiscal 2002 the same magnitude of increases in shipments which we experienced during the peak shipping season in recent prior years. We express caution about the fourth quarter of fiscal 2002 which includes the month of January, historically our slowest month. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.



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

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors, the seasonal nature of our business, economic conditions and currency fluctuations may all impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

    -   personnel costs,

    -   timing and magnitude of capital expenditures,

    -   costs relating to the expansion of operations,

    -   costs and revenue fluctuations due to acquisitions,

    - pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

    -   customer discounts and credits,

    -   changes in governmental policies and regulations, and

    -   wars, conflicts, terrorist activities and other events.

These factors, and others, may materially adversely affect our operating results.

OUR EFFECTIVE TAX RATE WILL IMPACT OUR RESULTS OF OPERATIONS, OUR CASH FLOW AND OUR PROFITABILITY.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our net income for the nine months ended October 31, 2001 reflects an effective tax rate of 26%, contrasted to an effective tax rate of 28% for the comparable prior year. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective tax rate could increase which would decrease our cash flow and profitability.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from computer information and consulting firms which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

OUR INDUSTRY IS CONSOLIDATING AND IF WE CANNOT GAIN SUFFICIENT MARKET PRESENCE IN OUR INDUSTRY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST LARGER, GLOBAL COMPANIES IN OUR INDUSTRY.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight



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

forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

WE HAVE GROWN AND PLAN TO GROW, IN PART, THROUGH ACQUISITIONS OF OTHER FREIGHT FORWARDERS, CUSTOMS BROKERS AND SUPPLY CHAIN MANAGEMENT PROVIDERS. GROWTH BY ACQUISITIONS INVOLVES RISKS AND WE MAY NOT BE ABLE TO IDENTIFY OR ACQUIRE AND SUCCESSFULLY INTEGRATE ANY ACQUIRED BUSINESS INTO OUR OWN OPERATIONS.

We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

Growth by acquisitions involves special risks including the following:

    - any inability to integrate acquired business into our operations, including because of incompatible computer or information systems or operating practices or differences in business or corporate cultures,

    - difficulties implementing proper business and accounting controls for acquired businesses which we allow to continue to operate on their existing information and accounting systems,

    - any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

    - any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

    - any diversion of management's attention from existing operations to integrating the acquired companies,

    - any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

    - the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

    - the risk that acquisitions may result in adverse accounting or tax reporting obligations,

    - the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

    - the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

    - any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

    - any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

We expect our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.










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